Exhibit (h)(3)(jj)

SCHEDULE A

to the PACIFIC LIFE FUNDS

EXPENSE LIMITATION AGREEMENT III

Maximum Operating Expense Limit (as a Percentage of average daily net assets)
Fund:	Contractual Rate	Effective Date	Termination Date
Pacific FundsSM High Income	0.20%	December 19, 2011	July 31, 2016
Pacific FundsSM Short Duration Income	0.20%	December 19, 2011	July 31, 2016
Pacific FundsSM Strategic Income	0.20%	December 19, 2011	July 31, 2016
Pacific FundsSM Core Income (formerly known as PL Income Fund)	0.20%	August 1, 2014	July 31, 2016
Pacific FundsSM Floating Rate Income	0.20%	January 1, 2015	July 31, 2016
Pacific FundsSM Limited Duration High Income	0.20%	August 1, 2013	July 31, 2016
Pacific FundsSM Diversified Alternatives	0.40%	December 31, 2013	December 31, 2016

Effective: December 31, 2014